

16014157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TrustCore Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5314 Maryland Way, Suite 300
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Darryl L. Edmonds 615-369-1431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue North
Suite 2150 (Address) Nashville (City) Tennessee (State) 37219 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, Darryl L. Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TrustCore Investments, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Secretary
Title

Notary Public

MY COMMISSION EXPIRES MAY 30, 2017


SUSAN H. RICH
STATE
OF
TENNESSEE
NOTARY
PUBLIC
WILLIAMSON COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm's Review of Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of TrustCore Investments, Inc. (a wholly-owned subsidiary of TrustCore Financial, Inc.) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of TrustCore Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TrustCore Investments, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

The information contained in Schedules 1 through 4 (Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission; Schedule 2 - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 3 - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission; Schedule 4 - Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c-3-3) has been subjected to audit procedures performed in conjunction with the audit of TrustCore Investments, Inc.'s financial statements. The supplemental information is the responsibility of TrustCore Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information in Schedules 1 through 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2016

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	210,275
Deposit with clearing organization		50,000
Receivable from fund companies and clearing organization		47,290
Prepaid expenses		108,713
Total assets	$	416,278

Liabilities and Stockholder's Equity

Liabilities:		
Payable to registered representatives	$	58,088
Due to parent company		136,775
Income taxes payable (deferred income taxes)		14,580
Total liabilities		209,443
Stockholder's equity:		
Common stock (no par value). Authorized 2,000 shares, issued and outstanding 10 shares		1,000
Additional paid-in capital		7,325
Retained earnings		198,510
Total stockholder's equity		206,835
Total liabilities and stockholder's equity	$	416,278

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Income

For the Year Ended December 31, 2015

Revenues:	
Commissions	$ 1,635,322
Interest and dividends	58
Total revenues	1,635,380
Operating expenses:	
Commission expense	935,420
Clearance fees	76,921
Salaries and benefits	418,910
Insurance	74,741
Interest expense	2,011
Professional fees	29,626
Communications and data processing	24,942
Taxes and licenses	12,725
Office expense	71,848
Total operating expenses	1,647,144
Loss before provision for income taxes	(11,764)
Provision for income taxes	5,421
Net loss	$ (17,185)

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2014	$ 1,000	7,325	215,695	224,020
Net loss	-	-	(17,185)	(17,185)
Balance at December 31, 2015	$ 1,000	7,325	198,510	206,835

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Changes in Liabilities Subordinated
To Claims of General Creditors

For the Year Ended December 31, 2015

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2015

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net loss		$ (17,185)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in operating assets and liabilities:		
Decrease in receivable from fund companies and clearing organization	$ 66,736	
Decrease in prepaid expenses	4,843	
Decrease in payable to registered representatives	(77,565)	
Total adjustments		(5,986)
Net cash used in operating activities		(23,171)
Cash flows from financing activities:		
Increase in due to parent company	117,385	
Net cash provided by financing activities		117,385
Net increase in cash and cash equivalents		94,214
Cash and cash equivalents at beginning of year		116,061
Cash and cash equivalents at end of year		$ 210,275

Supplemental Disclosure of Cash Flow Information:

Cash paid in current year for:	
Interest	$ 2,011
Income taxes	$ 5,421

The accompanying notes are an integral part of these financial statements.

(1) Organization

TrustCore Investments, Inc (the "Company") is a wholly-owned subsidiary of TrustCore Financial, Inc. and is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality. There were no bank deposits in excess of the federally insured limits at December 31, 2015.

(b) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(c) Income Taxes

The Company files consolidated federal and state income tax returns with its parent company and other subsidiaries. The policy of the Company's parent is to charge or credit the Company with an amount equivalent to federal and state income taxes or benefit on a separate return basis. The consolidated federal and state income tax returns associated with the Company's parent for 2015, 2014, 2013 and 2012 are subject to examination by the federal and state tax authorities generally for three years after they were filed.

(2) *Summary of Significant Accounting Policies, Continued*

(d) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principlcs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) *Advertising Costs*

Advertising costs are expensed as incurred.

(f) *Fair Value of Financial Instruments*

Accounting Standards Codification No. 823, "Financial Instruments", requires disclosures of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of this disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced sale or liquidation. The carrying amounts of the Company's short-term financial instruments approximate fair value due to the relatively short maturity period for these instruments.

(3) *Net Capital Requirements and Other Restrictions*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2015, the Company had net capital as defined of $104,632, which was $54,632 in excess of its required net capital of $50,000.

The Company maintains an agreement for clearing services with a clearing broker registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition. In addition, the clearing agreement established a minimum capital requirement of $100,000 to be maintained by the Company.

(4) ***Due To Parent Company***

The payments of $136,775 at December 31, 2015 represent unsecured non-interest bearing advances made from its 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliates.

(5) ***Related Party Transactions***

Substantially all expenses of the Company, except commission expense and clearing charges represent allocations of such expenses from its parent company. The allocation is determined through an established expense sharing agreement between the Company and the parent company. Expenses allocated to the Company for the year ended December 31, 2015, were approximately $530,000. Included within the current year allocation associated with salaries and benefits is an amount of $61,568 that represents salaries of the parent company's directors. Current year advertising costs of $2,445, as allocated to the Company, were included in the expense category of office expense.

In addition, the parent company has entered into a line of credit note agreement with a financial institution. Under the terms of the line of credit agreement, the parent company may borrow up to a principal amount of $500,000. The maturity date of the line of credit agreement is February 1, 2017. Interest on the line of credit is due monthly based on the outstanding principal at a variable rate determined by the financial institution. The underlying promissory note associated with the line of credit is unsecured. However, the parent company directors serve as guarantors of the obligation. As of December 31, 2015, the outstanding principal balance on the parent company's line of credit was $99,636. The effective interest rate at December 31, 2015 was 3.75%.

Effective January 9, 2014, the parent company entered into a promissory note agreement with a financial institution as a means of financing furniture and equipment additions in connection with the facilities relocation. The principal amount of the loan of $400,000 is to be paid in equal monthly installments of $5,526, including interest at 4.25%, through January, 2021. The loan is collateralized by the furniture and equipment additions made in connection with the proceeds of the loan. In addition, the parent company directors serve as guarantors of this promissory note. The outstanding balance of the loan at December 31, 2015 was $302,005.

The Company shares in the rental obligation and note payable interest charges through the parent company's allocation of expenses. Rental expense of $61,252, associated with the sublease agreement was allocated to the Company during 2015, net of a related amount of $37,059 allocated to registered representatives, and is included within office expense. Interest of $2,011, of which $1,404 was associated with the promissory note and $607 was associated with the line of credit agreement, was allocated during 2015 and is reflected as interest expense.

(5) Related Party Transactions, Continued

Effective January 1, 2014, the parent company along with affiliated companies relocated their operations to a building owned in part by directors of the parent company. Associated with this move, the parent company entered into a ten-year lease agreement with the owner beginning January 1, 2014. After the initial 10-year lease term, the parent company will have three consecutive options to renew the lease for a three-year period associated with each option. Lease payments, under this agreement beginning January, 2014, are scheduled as follows:

Year Ended December 31,	Amount
2016	$ 624,773
2017	637,268
2018	650,014
2019	663,014
2020	676,274
Thereafter	2,111,062
	$ 5,362,405

(6) Provision for Income Taxes

The provision for income taxes at December 31, 2015 consists of the following:

	Current	Deferred	Total
Federal income tax provision	$ 3,704	-	3,704
State income tax provision	1,717	-	1,717
Total income tax provision	$ 5,421	-	5,421

The current provision is derived from the current year taxable income from operations after adjustment for certain non-deductible expenses multiplied by the anticipated federal and state effective income tax rates.

Deferred income taxes reflect the net tax effects of temporary differences between the underlying carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The major temporary differences that give rise to the deferred tax liability relate to allocation of costs associated with depreciation and rent.

(6) Provision for Income Taxes, Continued

A reconciliation of the difference between the expected income tax expense computed at the U.S. statutory income tax rate and the Company's income tax provision is shown as follows:

Expected income tax expense (benefit) at the U.S. statutory tax rate of 34%	$ (4,000)
The effect of:	
Non-deductible expenses	12,979
State income taxes, net of U.S. Federal Income tax effects	1,133
Graduated U.S. statutory tax rates	(4,691)
Income tax provision	$ 5,421

(7) Receivable from Fund Companies and Clearing Organization and Payable to Registered Representatives

Amounts receivable from fund companies and clearing organization and payable to registered representatives at December 31, 2015, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 47,290	58,088

(8) Commission Concentrations

During 2015, six registered representatives (including four of the parent company's directors and officers of the Company) accounted for approximately 46% of the total commission revenue for the current year of $1,635,322 and approximately 57% of the total commission expense for the current year of $935,420.

(9) Legal

The Company, from time to time, may be involved in litigation, disputes and claims arising in the ordinary course of business. These matters arise from a variety of sources including the day-to-day operations of the business, governmental compliance and contracts/agreements related to its customers and vendors. There were no matters outstanding as of December 31, 2015, that were known to management.

(10) *Exemption of SEC Rule 15c3-3 Reserve Requirement*

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(11) *Subsequent Events*

Management has evaluated subsequent events through February 26, 2016, the date which the financial statements were available to be issued.

Schedule 1

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2015

Total stockholder's equity	$ 206,835
Add other (deductions) on allowable credit - deferred income taxes payable	14,580
Total stockholder's equity qualified for net capital	221,415
Less nonallowable assets and haircuts:	
Receivable from fund companies and clearing organization, outstanding greater than 30 days	8,062
Prepaid expenses	108,713
Haircuts	8
Total non-allowable assets and haircuts	116,783
Net capital	104,632
Net capital required	50,000
Excess net capital	$ 54,632
Aggregate indebtedness as included in the Statement of Financial Condition:	
Payable to registered representatives	$ 58,088
Due to parent company	136,775
Total aggregate indebtedness	$ 194,863
Ratio of aggregate indebtedness to net capital	186.24%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2015):	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 101,295
Effect of audit adjustments	3,337
Net capital, per December 31, 2015 audit report	$ 104,632 (a)

(a) The company's (unaudited) FOCUS Report for the period ended December 31, 2015 was subsequently amended on February 26, 2016 to reflect the net capital per the December 31, 2015 audit report of $104,632.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Computation for Determination of
Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2015

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

Schedule 3

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2015

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2015

A reconciliation of the net capital computed on Schedule 1 with the computation of net capital on the December 31, 2015 FOCUS Report - Part IIA, as originally submitted, is shown below:

Net capital as reported on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2015	$	101,295
Audit Adjustments:		
To record reduction in commission revenue and expense		(6,758)
To record additional clearing charges due from registered representatives		19,740
To reflect revision for income taxes		(2,665)
To reflect additional non-allowable assets resulting from audit adjustments		(9,736)
To reflect additional allowable credit for deferred income taxes		2,756
		3,337
Net capital as computed on Schedule 1	$	104,632

The Company is exempt from the reserve requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by TrustCore Investments, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating TrustCore Investments, Inc.'s compliance with the applicable instructions of Form SIPC-7. TrustCore Investments, Inc.'s management is responsible for TrustCore Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (copies of cancelled checks and related bank statements), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in the amended Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences;

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as reflected in the accompanying schedule supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2016

TRUSTCORE INVESTMENTS, INC.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Schedule of Assessment and Payments
[General Assessment Reconciliation (Form SIPC-7)]

December 31, 2015

Total revenue (for the year ended December 31, 2015)			$ 1,635,380
Additions			-
Deductions			-
SIPC net operating revenues			$ 1,635,380
General SIPC assessment for the year ended December 31, 2015			$ 4,088
Less payments applied to the assessment (excluding interest):			
Payment Date	Payment Amount		
2014 Overpayment	(2014 SIPC-7)	$ 137	
July 28, 2015	(Form SIPC-6)	2,282(a)	
February 4, 2016	(Form SIPC-7)	1,863(b)	
			$ 4,282
Overpayment to carry forward.			$ 194*

(a) Payment cleared correspondent bank account August 11, 2015.
(b) Payment cleared correspondent bank account February 5, 2016.

* An overpayment for 2015 of $57 was based on a total revenue amount of $1,657,903 instead of the audited amount of $1,635,380. This difference in revenue of $22,523 resulted from the use of the initial form X-17A-5 for December 31, 2015 instead of amended form for that period. In addition, the overpayment credit of $137 resulting from the previous year Form SIPC-7 was not applied to the 2015 assessment payments and was available for carry forward at December 31, 2015. The amended Form SIPC-7 for 2015 was resubmitted on February 26, 2016.

MAGGART
& ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Stephen M. Maggart, CPA, ABV, CFF
J. Mark Allen, CPA
M. Todd Maggart, CPA, ABV, CFF
Michael F. Murphy, CPA
P. Jason Ricciardi, CPA, CGMA
David B. von Dohlen, CPA
T. Keith Wilson, CPA, CITP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying TrustCore Investments, Inc. Exemption Report, in which (1) TrustCore Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which TrustCore Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and (2) TrustCore Investments, Inc. stated that TrustCore Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. TrustCore Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TrustCore Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Maggart & Associates, P.C.

Nashville, Tennessee
February 26, 2016

150 FOURTH AVENUE, NORTH • SUITE 2150 • NASHVILLE, TENNESSEE 37219-2431 • (615) 252-6100 • Fax • (615) 252-6105
www.maggartpc.com

TRUSTCORE®

Phone 615.377.1177
Fax 615.371.1941
5314 Maryland Way, Suite 300
Brentwood, Tennessee 37027-6219

TrustCore Investments, Inc.
SEC #: 8-32152
FINRA #: 15423
February 26, 2016

TrustCore's Exemption Report

TrustCore Investments, Inc., (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R §240.15c3-3 under the following provisions of 17C.F.R §240.15c3-3(K)(2)(ii).

The Company met the identified exemption provisions in 17C.F.R §240.15c3-3(K)(2)(ii) throughout the most recent fiscal year without exception.

TrustCore Investments, Inc.

I, Darryl L. Edmonds, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.



Secretary, Principal

February 26, 2016

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

Financial Statements and Supplementary Data

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

TrustCore Investments, Inc.
(a wholly-owned subsidiary of TrustCore Financial, Inc.)

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